

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2015

Mr. Erez Ovdat
Chief Executive Officer
Nano-Textile Ltd.
3 Lohamei HaGetaot St.
Nahariya, Israel 2244427

> **Re:** **Nano-Textile Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 11, 2015**
> **File No. 333-201903**

Dear Mr. Ovdat:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 5, 2015 letter.

General

1. We note your response to comment 2. Please revise the cover page where you disclose the offering price to also indicate that selling shareholders may sell their shares at a price that is lower than your offering price. Additionally, please disclose whether the selling shareholder offering period is the same as the company offering period.

Business, page 36

2. We note your response to comment 12 and we reissue the comment in part. Please revise here and risk factors to clarify the extent to which you are not able to develop certain products intended for the hospital and related markets, i.e. those in the "Additional Field." For example, it is unclear why you believe a third party's exclusive license to produce "disposable anti-bacterial textiles for medical treatment and/or personal hygiene"

would not prevent you from producing hospital items such as bed linen, blankets, patient pajamas, etc. Please also disclose the expiration date applicable to the third party's option.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Steve Kronengold, Esq.
        SRK Kronengold Law Offices